BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Don R. De Souza					Mailing Address:
Vice President						P.O. Box 318
Telephone: 212-250-2216				Church Street Station
								New York, NY 10008


								February 13, 1995



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

	Re:  Filing of Schedule 13G on
		FirstFed Financial Corporation


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

							Sincerely,

							/s/Don R. De Souza



Enclosures


	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549


	SCHEDULE 13G


	Under the Securities Exchange Act of 1934
	(Amendment No.    )*
                                 ____

	FirstFed Financial Corporation
	_______________________________________
	NAME OF ISSUER:

	Common Stock
	_______________________________________
	TITLE OF CLASS OF SECURITIES

	33790710
	_______________________________________
	CUSIP NUMBER


	Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	(Continued on following page(s))
	Page 1 of 6 Pages



CUSIP No. 33790710					Page 2 of 6 Pages

1.NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Bankers Trust New York Corporation, its wholly-owned subsidiary, Bankers Trust Company and its indirect wholly-owned subsidiaries, BT Australia Limited and BT Funds Management Ltd.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
			(A)  [ ]
			(B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

	Bankers Trust New York Corporation and Bankers Trust Company are New York corporations; BT Australia Limited and BT Funds
Management Ltd. are Australian corporations.

 NUMBER OF	5. SOLE VOTING POWER

  SHARES		Bankers Trust Company - 63,800
				BT Funds Management Ltd. - 10,000

BENEFICIALLY	6. SHARED VOTING POWER

 OWNED BY		BT Funds Management Ltd. - 622,400

  EACH		7. SOLE DISPOSITIVE POWER

REPORTING		BT Funds Management Ltd. - 632,400
				Bankers Trust Company - 80,921

 PERSON		8. SHARED DISPOSITIVE POWER

  WITH			-0-

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	713,321

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
   SHARES *


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	6.73%




CUSIP No. 33790710						Page 3 of 6 Pages

12.TYPE OF REPORTING PERSON *

	Bankers Trust New York Corporation - HC; Bankers Trust Company
- - BK; and BT Funds Management Ltd.-CO

Item 1(a)		NAME OF ISSUER:

	FirstFed Financial Corporation

Item 1(b)		ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

	401 Wilshire Blvd
	Santa Monica, California  90401

Item 2(a)		NAME OF PERSON FILING:

	Bankers Trust New York Corporation, its wholly-owned subsidiary, Bankers Trust Company, its indirect wholly-owned subsidiaries, BT Australia Limited and BT Funds Management Ltd.

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

	Bankers Trust New York Corporation and Bankers Trust
Company are located at 280 Park Avenue, New York,
New York  10017; BT Australia Limited and BT Funds
Management Ltd are located at Level 40, Australia
Square, Sydney NWS 2000 Australia.

Item 2(c) 	CITIZENSHIP:

	Bankers Trust New York Corporation and Bankers Trust
Company are incorporated in the State of New York with their principal business offices located in New
York; BT Australia Limited and BT Funds Management
Ltd. are Australian companies doing business in Australia.

Item 2(d)	TITLE OF CLASS OF SECURITIES:

	Common Stock, (Par Value 0.01) of FirstFed Financial
Corp.

Item 2(e)	CUSIP NUMBER:

	33790710




CUSIP No. 33790710						Page 4 of 6 Pages

Item 3	THE PERSON FILING IS A:

	For Bankers Trust New York Corporation,

      (g)	[X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company

      (b)	[X] Bank as defined in Section 3(a)(6) of the Act.

	BT Funds Management Ltd. is a corporation permitted to report on Schedule 13G in accordance with Securities and Exchange Commission no-action letter to Bankers Trust New York Corporation dated May 15,
1990 (avail. May 15, 1990).

Item 4	OWNERSHIP:

	(a)  Amount Beneficially Owned:

	BT Funds Management Ltd. - 632,400
	Bankers Trust Company - 80,921

	(b)  Percent of Class:

	BT Funds Management Ltd. - 5.97%
	Bankers Trust Company - 0.76%

	(c)  Percent of Class:

	Number of shares as to which the following have:

	        (i)	sole power to vote or to direct the
vote - Bankers Trust Company - 63,800
			   BT Funds Management Ltd - 10,000

	       (ii)  shared power to vote or to direct the
                          vote - BT Funds Management Ltd.-622,400

	(iii) sole power to dispose or to direct the disposition of BT Funds Management
Ltd. - 632,400, Bankers Trust Company
- - 80,921

	       (iv)	shared power to dispose or to direct
the disposition of - 0

Item 5	OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS:

	Not applicable.


CUSIP No. 33790710						Page 5 of 6 Pages

Item 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
 ANOTHER PERSON:

	The various superannuation funds and individual investment portfolios for which BT Funds Management
Ltd. acts as investment manager and the accounts for which Bankers Trust Company serves as investment advisor, have the right to receive, and/or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities referred to above.

Item 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
PARENT HOLDING COMPANY:

	See Item 3 above and Exhibit to Item 7.

Item 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP:

	Not applicable.

Item 9	NOTICE OF DISSOLUTION OF GROUP:

	Not applicable.


Item 10	CERTIFICATION:

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


	SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1994

Signature:  BANKERS TRUST NEW YORK CORPORATION


	/s/James T. Byrne, Jr.
By:	   James T. Byrne, Jr.
Title:          Secretary



CUSIP No. 33790710					Page 6 of 6 Pages


Signature:  BANKERS TRUST COMPANY


	/s/James T. Byrne, Jr.
By:	   James T. Byrne, Jr.
Title:          Secretary


Signature:  BT AUSTRALIA LIMITED


	/s/Cheryl Williams
By:	   Cheryl Williams
Title:          Secretary



Signature:	BT FUNDS MANAGEMENT LTD., as Investment Manager for
various superannuation funds and institutional investment portfolios


	/s/Cheryl Williams
By:             Cheryl Williams
Title:          Company Secretary



	EXHIBIT TO ITEM 7

	The chain of ownership from Bankers Trust New York
Corporation to BT Funds Management Ltd. is shown below.

	Bankers Trust New York Corporation
	|
	100%
	|
	Bankers Trust Company
	|
	100%
	|
	Bankers International Corporation
	|
	100%
	|
	B.T. International (Delaware), Inc.
	|
	100%
	|
	  BT Foreign Investment Corporation
	 	      |
	 	      |
	  	      |
      		     100%
	|
	|
	BT Investments (Australia) Limited
	|
	100%
	|
	Bankers Trust Australia Limited
	|
	100%
	|
	BT Australia Limited
	|
	100%
	|
	BT Funds Management Ltd.

Bankers Trust New York Corporation has received from the Securities and Exchange Commission a no-action letter dated May 15, 1990 (avail. May 15, 1990) permitting it to report securities held by its foreign subsidiaries on Schedule 13G.